================================================================================
================================================================================


11 February 2002

File ref: 67 SX-07.2

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549
UNITED STATES OF AMERICA

Attention: Filing Desk


JUPITERS LIMITED
REGISTRATION NO. 333-10374


Ladies and Gentlemen,

Enclosed are eight copies of the Form 6-K covering an announcement made to the Australian Stock Exchange Limited regarding Jupiters Limited's Half Yearly Report 31 December 2001.


Yours faithfully




L.M. CARSLEY
CHIEF FINANCIAL OFFICER


Enc.

cc:  Global Finance Unit
     The Bank of New York
     Corporate Trust Administration
     Floor 21 West
     101 Barclay Street
     New York,  New York 10286
     UNITED STATES OF AMERICA


================================================================================


                                    FORM 6-K


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934
                                  _____________


For  the  month  of  February  2002

                                  _____________

                                JUPITERS LIMITED
                                 ACN 010 741 045

                             9th Floor, Niecon Tower
                               17 Victoria Avenue
                           Broadbeach  Queensland 4218
                                    Australia

              (Address of registrant's principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F.

                          Form 20-F   X       Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                  No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule  12g3-2(b):  ______________.





================================================================================



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.




                                                JUPITERS LIMITED
                                                 (Registrant)




Date: 11 February 2002                  By: _________________________
                                        Name:  Laurence M. Carsley
                                        Title: Chief Financial Officer









================================================================================
================================================================================



11 February 2002

File ref: 67 SX-02

The Manager
Company Announcements Office
The Australian Stock Exchange Limited
Level 10, 20 Bond Street
SYDNEY NSW 2000


Dear Sir

                               HALF YEARLY REPORT
                                31 DECEMBER 2001

                                CHAIRMAN'S LETTER


RESULTS AND DIVIDENDS

Directors report a net profit for the six months ended 31 December 2001 of $36.2 million, a decrease of $6.2 million or 14.6% on the $42.4 million for the previous corresponding period ("pcp"). Impacting this result is a provision of $10.0 million that has been raised against the possibility of an unfavourable outcome of a court appeal concerning the tax deductibility of certain rentals paid in connection with the lease of the Brisbane hotel/casino complex. Also, an above theoretical win rate on commission premium play business provided approximately $2.7 million in additional after tax earnings (pcp $9 million). However excluding the effects of these two individually significant items, underlying net profit for the six months ended 31 December 2001 was $43.5 million, an increase of $10.1 million or 30.2% on the $33.4 million for the pcp (ie. Normalised Basis).

The reduction in the company tax rate impacted the result positively by $2.8 million (Normalised Basis: $2.6 million).

Revenues increased $13.3 million to $405.7 million but EBITDA was slightly lower at $105.7 million (pcp $106.8 million), although on a Normalised Basis, EBITDA increased by $8.7 million or 9.3%. Earnings per share were 15.0 cents (pcp 17.6 cents). On a Normalised Basis, earnings per share for the six months ended 31 December 2001 were 18.0 cents, an increase of 4.2 cents over the pcp.

The Directors have declared an interim fully franked dividend of 10 cents per share representing an increase of 1 cent per share over the pcp.


================================================================================


OPERATIONS

The major cash generating assets of the hotel/casinos continued to perform well in the face of a highly competitive environment and a tourism industry impacted by the collapse of Ansett Airlines and the terrorist attacks in the USA. Commission play again contributed additional after tax earnings due to above theoretical win rates. The Company's new Club Conrad facility opened on the Gold Coast in September 2001. This new facility has set a standard of excellence in the Australian premium player market and is stimulating further growth in this segment of the Company's business.

Revenues from our other divisions grew to $95.6 million, or 23.6% of the Company's operating revenues. The continued strong growth of our on-line sports betting operation, Centrebet, contributed revenue of $11.8 million, an increase of 48% over the pcp and an EBITDA of $6.3 million, an increase of 50% over the pcp. Centrebet turnover in the period was $179.6 million, an increase of 63% over the pcp.

Revenue from our Keno operations grew to $49.7 million, an increase of 20% over the pcp. Our gaming machine monitoring operations in Queensland are cash positive and generated revenue of $8.2 million, an increase of 18% over the pcp. AWA Technology Services revenue was $20.0 million, an increase of 24% over the pcp.

OUTLOOK

The difficulties faced by tourism operators in the Australian market since September 11 have been offset to some degree by a very successful domestic holiday season in South East Queensland. With the end of this domestic season the industry moves to a reliance on international visitors in the period from February 2002 to June 2002. Forward hotel and convention bookings for this period are down significantly compared to the same period last year, however, we are pleased to report that forward bookings beyond June 2002 are showing a strong positive trend.

Construction commenced on the site of the Gold Coast Convention and Exhibition Centre today, Monday, 11 February 2002. Completion is scheduled for mid 2004 and as previously reported we are holding a number of reservations for conventions and exhibitions scheduled for the second half of that year.

We continue to explore opportunities in international markets and are pleased to report that our trial of Keno in the UK is progressing well. Although initially intended to last for three months the trial has been extended for a further period to allow for some modification to the marketing and promotion of the product.

The strong growth profile for Centrebet is expected to continue with initiatives underway to improve the speed and functionality of our web site and to increase geographical coverage. The soccer world cup scheduled for June 2002 is expected to generate significant additional turnover.


================================================================================


The Board and Management of Jupiters Limited remain confident of delivering double-digit net profit growth, on a Normalised Basis, in the financial year to 30 June 2002.


Yours faithfully




L.J. WILLETT AO
CHAIRMAN OF THE BOARD


For further information contact:
Mr Rob Hines, Managing Director & Chief Executive Officer
Phone: (07) 5584 8900

Enc: Appendix 4B
Management's Discussion and Analysis







================================================================================
================================================================================



                                  APPENDIX 4B
                             HALF YEARLY REPORT                  Rules 4.1, 4.3
Introduced 1/1/2002.

Name of entity
JUPITERS LIMITED

ACN                    Half             Preliminary           Half year ended
                       yearly (tick)    final (tick)          ('current period')

010 741 045            X                                      31  DECEMBER  2001

FOR ANNOUNCEMENT TO THE MARKET
Extracts from this report for announcement to the market (see note 1).
--------------------------------------------------------------------------------
                                                                          $A'000

Revenues from ordinary                 up                2.9%  to        407,142
activities (item 1.1)

Profit from ordinary                   down             13.4%  to         40,159
activities after tax
(before amortisation
of goodwill) attributable
to members (item 1.20)

Profit from ordinary                   down             14.7%  to         36,186
activities after tax
attributable to members
(item 1.23)

Profit from extraordinary              gain (loss)
items after tax                        of                  -                   -
attributable to members
(item 2.5(d))

Net profit for the                     down             14.7%  to         36,186
period attributable
to members (item 1.11)
--------------------------------------------------------------------------------
                                                                  Franked amount
                                         Amount per                 per security
DIVIDENDS (DISTRIBUTIONS)                security               at 30% (pcp:34%)
--------------------------------------------------------------------------------

Interim dividend
(Half yearly report only - item 15.6)        10.0                           10.0
--------------------------------------------------------------------------------

Previous corresponding period
(half yearly report - item 15.7)              9.0                            9.0
--------------------------------------------------------------------------------

Record date for determining
entitlements to the dividend,
(in the case of a trust, distribution)
(see item 15.2)                                                 25 FEBRUARY 2002


Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Net profit is impacted by a provision of $10.0 million that has been raised against the possibility of an unfavourable outcome of a court appeal concerning the tax deductibility of certain rentals paid in connection with the lease of the Brisbane hotel/casino complex. Also, an above theoretical win rate on commission premium play business provided approximately $2.7 million in additional after tax earnings (pcp $9 million). However, excluding the effects of these two individually significant items, underlying net profit for the six months ended 31 December 2001 was $43.5 million, an increase of $10.1 million or 30.2% on the $33.4 million for the pcp.




+ See chapter 19 for defined terms.

================================================================================


                                    --------------------------------------------
CONSOLIDATED PROFIT                       31/12/01                      31/12/00
AND LOSS ACCOUNT                    Current period        Previous Corresponding
                                          - $A'000              period -  $A'000
                                    --------------------------------------------
    1.1    Revenues from
           ordinary activities
          (see items 1.24 -1.26)           407,142                      395,771

    1.2    Expenses from
           ordinary activities
          (see items 1.27 -1.31)          (326,620)                    (312,719)

    1.3    Borrowing costs                 (11,634)                     (13,709)

    1.4    Share of net profits
           (losses) of associates
           and joint venture
           entities (see item 16.7)              -                            -
--------------------------------------------------------------------------------

    1.5    PROFIT FROM ORDINARY
           ACTIVITIES BEFORE TAX            68,888                       69,343


    1.6    Income tax on ordinary
           activities (see note 4)*        (31,939)                     (25,722)
--------------------------------------------------------------------------------

    1.7    PROFIT FROM ORDINARY
           ACTIVITIES AFTER TAX             36,949                       43,621

    1.8    Profit (loss) from
           extraordinary items
           after tax (see item 2.5)              -                            -
--------------------------------------------------------------------------------

    1.9    NET PROFIT                       36,949                       43,621

    1.10   Net profit attributable
           to outside equity interests        (763)                      (1,203)
--------------------------------------------------------------------------------

    1.11   NET PROFIT  FOR THE
           PERIOD ATTRIBUTABLE
           TO MEMBERS                       36,186                       42,418
--------------------------------------------------------------------------------



                                    --------------------------------------------
CONSOLIDATED                              31/12/01                      31/12/00
RETAINED PROFITS                    Current period        Previous Corresponding
                                          - $A'000              period -  $A'000
                                    --------------------------------------------
    1.12   Retained profits at
           the beginning of the
           financial period                123,881                       94,299

    1.13   Net profit attributable
           to members (item 1.11)           36,186                       42,418

    1.14   Net transfers from (to)
           reserves (see item 1.35)              -                            -

    1.15   Net effect of changes
           in accounting policies                -                            -

    1.16   Dividends and other
           equity distributions
           paid or payable                 (23,984)                     (21,722)
--------------------------------------------------------------------------------

    1.17   RETAINED PROFITS AT
           END OF FINANCIAL PERIOD         136,083                      114,995
--------------------------------------------------------------------------------

* The effective tax rate for the six months ended 31 December 2001 approximated the corporate tax rate of 30% (2000: 34%) after allowing for the amortisation of goodwill and a provision for income tax expense of $10 million (2000: nil) in respect of a potential adverse outcome of an appeal to the Full Federal Court of Australia concerning the tax deductibility of certain rentals paid in connection with the lease of the Brisbane hotel/casino complex.




+ See chapter 19 for defined terms.
================================================================================



                                              31/12/01                31/12/00
                                       -----------------------------------------

PROFIT RESTATED TO EXCLUDE                Current period              Previous
AMORTISATION  OF GOODWILL                                         corresponding
                                             - $A'000            period - $A'000
                                       -----------------------------------------

1.18 Profit from ordinary
     activities after tax
     before outside equity
     interests (item 1.7) and
     amortisation of goodwill                  40,922                    47,559

1.19 Less outside + equity
     interests                                   (763)                   (1,203)
                                       -----------------------------------------
1.20 PROFIT FROM ORDINARY ACTIVITIES
     AFTER TAX (BEFORE AMORTISATION
     OF GOODWILL) ATTRIBUTABLE TO
     MEMBERS                                   40,159                    46,356
--------------------------------------------------------------------------------



PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO MEMBERS

                                               31/12/01              31/12/00
                                       -----------------------------------------

                                           Current period            Previous
                                                                  corresponding
                                              - $A'000          period - $A'000
                                       -----------------------------------------

1.21 Profit from ordinary
     activities after tax
     (item 1.7)                                36,949                    43,621

1.22 Less outside +equity
     interests                                   (763)                   (1,203)
--------------------------------------------------------------------------------

1.23 PROFIT FROM ORDINARY
     ACTIVITIES AFTER TAX,
     ATTRIBUTABLE TO MEMBERS                   36,186                    42,418
--------------------------------------------------------------------------------



REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES
(see  note  15)

                                               31/12/01              31/12/00
                                       -----------------------------------------

                                           Current period            Previous
                                                                  corresponding
                                              - $A'000          period - $A'000
                                       -----------------------------------------
1.24 Details of revenue and
     expenses

     Operating  revenues:
        Casino                                 246,364                  250,194
        Hotel                                   63,665                   62,733
        Other gaming and wagering               69,740                   56,504
        Gaming equip. sales and tech.
          services                              24,578                   21,593
                                       -----------------------------------------
                                               404,347                  391,024


     Other revenues:
1.25    Interest from other persons              1,435                    3,316
        Proceeds from sale of property,
           plant and equipment                      39                      225

1.26    Other                                    1,321                    1,206
                                       -----------------------------------------
                                                 2,795                    4,747
                                       -----------------------------------------
     Revenue from ordinary activities          407,142                  395,771
                                       =========================================

1.27-1.31
     Expenses:
        Employee related expenses             (115,784)                (111,616)
        Government gaming
           taxes/community
           benefit contribution                (54,804)                 (54,827)
        Marketing expenses                     (46,459)                 (38,618)
        Cost of goods sold                     (14,223)                 (14,087)
        Depreciation and amortisation
           expense                             (26,626)                 (27,056)
        Management fee                         (10,309)                 (10,844)
        Property operations and energy
           costs                               (10,749)                 (10,195)
        Keno commissions                       (11,792)                 (10,786)
        Other expenses from ordinary
           activities                          (35,874)                 (34,690)
                                       -----------------------------------------
        Expenses from ordinary
           activities                         (326,620)                (312,719)
                                       =========================================




+ See chapter 19 for defined terms.
================================================================================



TRANSFERS FROM AND TO RESERVES

                                               31/12/01              31/12/00
                                       -----------------------------------------
                                           Current period            Previous
                                                                  corresponding
                                              - $A'000          period - $A'000
                                       -----------------------------------------
1.32 Increase (decrease) in asset
     revaluation reserve recognized
     in equity for  the  period

1.33 Net exchange difference on
     translation

1.34 Other reserves (provide details
     if material)                                 N/A                    N/A
                                       -----------------------------------------

1.35 Total Net Transfer from (to)
     reserves (see item 1.14)
--------------------------------------------------------------------------------



INTANGIBLE  AND  EXTRAORDINARY  ITEMS


                           -----------------------------------------------------
                                      Consolidated - current period
                           -----------------------------------------------------
                           Before tax    Related tax    Related     Amount
                           $A'000        $A'000         outside     (after tax)
                                                        +equity     attributable
                                                        interests   to members
                                                        $A'000      $A'000
                           (a)           (b)            (c)         (d)
                           -----------------------------------------------------
2.1 Amortisation of
    goodwill                3,973          -              -               3,973

2.2 Amortisation of
    other intangibles         264          -              -                 264
                           -----------------------------------------------------

2.3 TOTAL AMORTISATION
    OF INTANGIBLES          4,237          -              -               4,237
--------------------------------------------------------------------------------

2.4 Extraordinary items
    (details)                 -            -              -                  -
                           -----------------------------------------------------
2.5 TOTAL EXTRAORDINARY
    ITEMS                     -            -              -                  -
--------------------------------------------------------------------------------



COMPARISON  OF  HALF  YEAR  PROFITS
(Preliminary  final  report  only)
                                               31/12/01              31/12/00
                                       -----------------------------------------
                                            Current year           Previous year
                                              - $A'000                $A'000
                                       -----------------------------------------
3.1 Consolidated profit (loss)
    from ordinary activities after
    tax attributable  to  members
    reported for the 1st half year
    (item 1.23 in the half yearly
    report)                                       n/a                   n/a
                                       -----------------------------------------

3.2 Consolidated profit (loss)
    from ordinary activities after
    tax attributable to members
    for the 2nd half year                         n/a                   n/a
                                       -----------------------------------------




+ See chapter 19 for defined terms.
================================================================================



                                        31/12/01       30/6/01       31/12/00
                                        ----------------------------------------
CONSOLIDATED BALANCE SHEET              At end of      As shown      As in last
                                        current        in last       half yearly
                                        period         annual        report
                                        $A'000         report        $A'000
                                                       $A'000
                                        ----------------------------------------
      CURRENT ASSETS
4.1   Cash                                90,829        116,742         129,958
4.2   Receivables                         43,835         30,386          33,959
4.3   Investments                            -              -               -
4.4   Inventories                         15,919         13,339          15,309
4.5   Tax assets                             -              -               -
4.6   Other - prepayments                 10,862         11,061          10,433
                                        ----------------------------------------
4.7   TOTAL CURRENT ASSETS               161,445        171,528         189,659
--------------------------------------------------------------------------------
      NON-CURRENT ASSETS
4.8   Receivables *                       50,241            -               -
4.9   Investments (equity accounted)         -              -               -
4.10  Other investments                      -              -               -
4.11  Inventories                            -              -               -
      Exploration and evaluation
         expenditure capitalised
        (see para .71 of AASB 1022)          -              -               -
4.13  Development properties
        (+mining entities)                   -              -               -
4.14  Other property, plant and
        equipment (net)                  786,062        790,483         786,553
4.15  Intangibles (net)                  108,157        112,132         116,045
4.16  Tax assets                             -              -               -
4.17  Other - management contracts,
         deferred borrowing costs         15,039         15,856          16,659
                                        ----------------------------------------
4.18  TOTAL NON-CURRENT ASSETS           959,499        918,471         919,257
--------------------------------------------------------------------------------
4.19  TOTAL ASSETS                     1,120,944      1,089,999       1,108,916
--------------------------------------------------------------------------------
      CURRENT LIABILITIES
4.20  Payables                           105,633         80,277          85,513
4.21  Interest bearing liabilities         1,768          1,606           7,660
4.22  Tax liabilities                     17,626         27,131          24,961
4.23  Provisions                          49,440         44,039          38,568
4.24  Other (provide details
         if material)                        -              -               -
                                        ----------------------------------------
4.25  TOTAL CURRENT LIABILITIES          174,467        153,053         156,702
--------------------------------------------------------------------------------
      NON-CURRENT LIABILITIES
4.26  Payables                               -              -               -
4.27  Interest bearing liabilities *     286,637        289,203         313,966
4.28  Tax liabilities                     16,109         17,157          17,670
4.29  Provisions                          10,123          9,942           9,538
4.30  Other (provide details if material)    -              -               -
                                        ----------------------------------------
4.31  TOTAL NON-CURRENT LIABILITIES      312,869        316,302         341,174
--------------------------------------------------------------------------------
4.32  TOTAL LIABILITIES                  487,336        469,355         497,876
--------------------------------------------------------------------------------
4.33  NET ASSETS                         633,608        620,644         611,040
--------------------------------------------------------------------------------


* See item 19.5 regarding change in presentation of Interest Bearing
  Liabilities.




+ See chapter 19 for defined terms.
================================================================================



CONSOLIDATED BALANCE SHEET CONTINUED

                                        31/12/01        30/6/01        31/12/00
                                        ----------------------------------------
      EQUITY
4.34  Capital/contributed equity         466,125        466,125         466,125
4.35  Reserves                               -              -               -
4.36  Retained profits                   136,083        123,881         114,995
--------------------------------------------------------------------------------
4.37  EQUITY ATTRIBUTABLE TO MEMBERS
         OF THE PARENT ENTITY            602,208        590,006         581,120
4.38  Outside +equity interests
         in controlled entities           31,400         30,638          29,920
                                        ----------------------------------------
4.39  TOTAL EQUITY                       633,608        620,644         611,040
--------------------------------------------------------------------------------


                                        ----------------------------------------
4.40  Preference capital included
         as part of 4.37                     -              -               -
--------------------------------------------------------------------------------


EXPLORATION AND EVALUATION EXPENDITURE CAPITALISED
To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

                                               31/12/01              31/12/00
                                       -----------------------------------------
                                           Current period            Previous
                                                                  corresponding
                                              - $A'000          period - $A'000
                                       -----------------------------------------
5.1  Opening balance
5.2  Expenditure incurred during
        current period
5.3  Expenditure written off during
        current period
5.4  Acquisitions, disposals,
        revaluation increments, etc.              N/A                  N/A
5.5  Expenditure transferred to
        Development Properties
                                       -----------------------------------------
5.6  CLOSING BALANCE AS SHOWN IN THE
        CONSOLIDATED BALANCE SHEET
        (item 4.12)
--------------------------------------------------------------------------------


DEVELOPMENT  PROPERTIES
(To be completed only by entities with mining interests if amounts are material)

                                               31/12/01              31/12/00
                                       -----------------------------------------
                                           Current period            Previous
                                                                  corresponding
                                              - $A'000          period - $A'000
                                       -----------------------------------------
6.1  Opening balance
6.2  Expenditure incurred during
        current period
6.3  Expenditure transferred from
        exploration and evaluation
6.4  Expenditure written off during
        current period                            N/A                  N/A
 6.5  Acquisitions, disposals,
        revaluation increments, etc.
6.6  Expenditure transferred to mine
        properties
                                       -----------------------------------------
6.7  CLOSING BALANCE AS SHOWN IN
        THE CONSOLIDATED BALANCE
        SHEET (item 4.13)
                                       -----------------------------------------




+ See chapter 19 for defined terms.
================================================================================



CONSOLIDATED STATEMENT OF CASH FLOWS
                                               31/12/01              31/12/00
                                       -----------------------------------------
                                           Current period            Previous
                                                                  corresponding
                                              - $A'000          period - $A'000
                                       -----------------------------------------
     CASH FLOWS RELATED TO OPERATING
        ACTIVITIES
7.1  Receipts from customers                   393,185                  362,289
7.2  Payments to suppliers and
        employees                             (280,906)                (267,711)
7.3  Dividends received from
        associates                                 -                        -
7.4  Other dividends received                      -                        -
7.5  Interest and other items of
        similar nature received                  1,677                    3,350
7.6  Interest and other costs of
        finance paid                           (11,003)                 (13,267)
7.7  Income taxes paid                         (32,492)                 (30,135)
7.8  Other (provide details if
        material)                                  -                        -
                                       -----------------------------------------
7.9  NET OPERATING CASH FLOWS                   70,461                   54,526
--------------------------------------------------------------------------------

      CASH FLOWS RELATED TO INVESTING
         ACTIVITIES
7.10  Payment for purchases of
         property, plant and equipment         (17,404)                 (17,427)
7.11  Proceeds from sale of property,
         plant and equipment                        39                      226
7.12  Payment for purchases of
         businesses                             (2,000)                  (5,719)
7.13  Proceeds from sale of equity
         investments                               -                        -
7.14  Loans to other entities                      -                        -
7.15  Loans repaid by other entities               -                        -
7.16  Other (provide details if
         material)                                 -                        -
                                       -----------------------------------------
7.17  NET INVESTING CASH FLOWS                 (19,365)                 (22,920)
--------------------------------------------------------------------------------

      CASH FLOWS RELATED TO FINANCING
         ACTIVITIES
7.18  Proceeds from issues of
        +securities (shares, options
        , etc.)                                    -                        -
7.19  Proceeds from borrowings                  40,000                      -
7.20  Repayment of borrowings                  (91,337)                    (959)
7.21  Dividends paid                           (25,672)                 (23,635)
7.22  Other (provide details if
         material)                                 -                        -
                                       -----------------------------------------
7.23  NET FINANCING CASH FLOWS                 (77,009)                 (24,594)
--------------------------------------------------------------------------------
7.24  NET INCREASE (DECREASE) IN
         CASH HELD                             (25,913)                   7,012
7.25  Cash at beginning of period
      (see Reconciliation of cash)             116,742                  122,946
7.26  Exchange rate adjustments to
         item 7.25.                                -                        -
                                       -----------------------------------------
7.27  CASH AT END OF PERIOD
      (see Reconciliation of cash)              90,829                  129,958
                                       -----------------------------------------




+ See chapter 19 for defined terms.
================================================================================



NON-CASH FINANCING AND INVESTING ACTIVITIES Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.
--------------------------------------------------------------------------------
NIL
--------------------------------------------------------------------------------


RECONCILIATION OF CASH
                                               31/12/01              31/12/00
                                       -----------------------------------------
Reconciliation of cash at the end          Current period            Previous
of the period (as shown in the                                    corresponding
consolidated statement of cash                - $A'000          period - $A'000
flows) to the related items in the
accounts is as follows.
--------------------------------------------------------------------------------

8.1  Cash on hand and at bank                   85,829                   90,544

8.2  Deposits at call                              -                        -

8.3  Bank overdraft                                -                        -

8.4  Other - bank accepted bills                 5,000                   39,414
                                       -----------------------------------------
8.5  TOTAL CASH AT END OF PERIOD
        (item 7.27)                             90,829                  129,958
--------------------------------------------------------------------------------


                                               6mths to              6mths to
                                               31/12/01              31/12/00
                                       -----------------------------------------
                                           Current period            Previous
RATIOS                                                            corresponding
                                                                      period
--------------------------------------------------------------------------------
9.1  PROFIT BEFORE TAX / REVENUE
     Consolidated profit from
     ordinary activities before
     tax (item 1.5) as a percentage
     of revenue (item 1.1)                      16.9%                      17.5%
--------------------------------------------------------------------------------
9.2  PROFIT AFTER TAX / +EQUITY
     INTERESTS
     Consolidated net profit from
     ordinary activities after tax
     attributable to members
     (item 1.11) as a percentage
     of equity (similarly
     attributable) at the end of
     the period (item 4.37)                      6.0%                       7.3%
--------------------------------------------------------------------------------


                                               6mths to              6mths to
                                               31/12/01              31/12/00
                                       -----------------------------------------
                                           Current period            Previous
EARNINGS PER SECURITY (EPS)                                       corresponding
                                                                      period
--------------------------------------------------------------------------------
10.1  Calculation of the following
      in accordance with
      AASB 1027: Earnings per Share
      (a) Basic EPS                             15.0 cents            17.6 cents
      (b) Diluted EPS (if materially
             different from (a))                15.0 cents            17.6 cents
      (c) Weighted average number
             of ordinary shares
             outstanding during the
             period used in the
             calculation of the
             Basic EPS                          241,357,429         241,357,429
--------------------------------------------------------------------------------



                                               31/12/01              31/12/00
                                       -----------------------------------------
                                           Current period            Previous
NTA BACKING                                                       corresponding
(see note 7)                                                          period
--------------------------------------------------------------------------------
11.1  Net tangible asset backing per
      +ordinary security                       218 cents               205 cents
                                       -----------------------------------------




+ See chapter 19 for defined terms.
================================================================================



DISCONTINUING OPERATIONS - N/A

Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042:
Discontinuing Operations (see note 17).

12.1 Discontinuing Operations

--------------------------------------------------------------------------------




--------------------------------------------------------------------------------


CONTROL GAINED OVER ENTITIES HAVING MATERIAL EFFECT - N/A

13.1  Name of entity (or group of entities)

13.2  Consolidated profit (loss) from ordinary
      activities and extraordinary items after
      tax of the entity (or group of entities)
      since the date in the current period on
      which control was +acquired                             $

13.3  Date from which such profit has been
      calculated

13.4  Profit (loss) from ordinary activities
      and extraordinary items after tax of the
      entity (or group of entities) for the
      whole of the previous corresponding
      period                                                  $


LOSS OF CONTROL OF ENTITIES HAVING MATERIAL EFFECT - N/A

14.1  Name of entity (or group of entities)

14.2  Consolidated profit (loss) from ordinary
      activities and extraordinary items after
      tax of the entity (or group of entities)
      for the current period to the date of
      loss of control                                         $

14.3  Date to which the profit (loss) in item
      14.2 has been calculated

14.4  Consolidated profit (loss) from ordinary
      activities and extraordinary items after
      tax of the entity (or group of entities)
      while controlled during the whole of the
      previous corresponding period                           $

14.5  Contribution to consolidated profit (loss)
      from ordinary activities and extraordinary
      items from sale of interest leading to loss
      of control                                              $




+ See chapter 19 for defined terms.
================================================================================



DIVIDENDS (IN THE CASE OF A TRUST, DISTRIBUTIONS)

                                                     ---------------------------
15.1  Date the dividend (distribution) is payable           11 March 2002
                                                     ---------------------------


15.2  +Record date to determine entitlements to      ---------------------------
      the dividend (distribution) (ie, on the
      basis of registrable transfers received by
      5.00 pm if +securities are not +CHESS
      approved, or security holding balances
      established by 5.00 pm or such later time
      permitted by SCH Business Rules if                   25 February 2002
      +securities are +CHESS approved)               ---------------------------



15.3  If it is a final dividend, has it been         ---------------------------
      declared?                                         N/A - Interim Dividend
      (Preliminary final report only)                ---------------------------




AMOUNT PER SECURITY

                                  ----------------------------------------------
                                   Amount per   Franked amount    Amount per
                                   security     per security      security of
                                                at 30% tax        foreign source
                                                (pcp:34%)         dividend
                                                (see note 4)
--------------------------------------------------------------------------------
(Preliminary final report only)

15.4  FINAL DIVIDEND:
        Current year                 n/a             n/a               n/a
15.5    Previous year                n/a             n/a               n/a
--------------------------------------------------------------------------------

(Half yearly and preliminary
final reports)

15.6  INTERIM DIVIDEND:
        Current year                 10 c            10 c              - c
15.7    Previous year                 9 c             9 c              - c
--------------------------------------------------------------------------------


TOTAL DIVIDEND (DISTRIBUTION) PER SECURITY (INTERIM PLUS FINAL)

(Preliminary final report only)
                                                ------------      --------------
                                                Current year      Previous year
                                                ------------      --------------
15.8  +Ordinary securities                           - c                - c

15.9  Preference +securities                         - c                - c
                                                ------------      --------------




+ See chapter 19 for defined terms.
================================================================================



HALF YEARLY REPORT - INTERIM DIVIDEND (DISTRIBUTION) ON ALL SECURITIES

                                       -----------------------------------------
                                           Current period            Previous
                                                                  corresponding
                                              - $A'000          period - $A'000
                                       -----------------------------------------
15.10  +Ordinary securities
          (Interim 2001: 10 cents
          (2000: 9 cents))                      24,136               21,722

15.11  Preference +securities                      -                    -

15.12  Other equity instruments                    -                    -
                                       -----------------------------------------
15.13  TOTAL                                    24,136               21,722
                                       -----------------------------------------


The +dividend or distribution plans shown below are in operation.
--------------------------------------------------------------------------------
Nil
--------------------------------------------------------------------------------


The last date(s) for receipt of election notices for the +dividend or distribution plans
--------------------------------------------------------------------------------
N/A
--------------------------------------------------------------------------------


Any other disclosures in relation to dividends (distributions)
--------------------------------------------------------------------------------
Nil
--------------------------------------------------------------------------------


DETAILS OF AGGREGATE SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURE ENTITIES - N/A

                                       -----------------------------------------
                                           Current period            Previous
GROUP'S SHARE OF ASSOCIATES' AND                                  corresponding
 JOINT VENTURE ENTITIES':                     - $A'000          period - $A'000
                                       -----------------------------------------

16.1  Profit (loss) from ordinary
      activities before tax                       -                     -

16.2  Income tax on ordinary
      activities                                  -                     -

16.3  PROFIT (LOSS) FROM ORDINARY
      ACTIVITIES AFTER TAX                        -                     -

16.4  Extraordinary items net of tax              -                     -

16.5  NET PROFIT (LOSS)                           -                     -

16.6  Adjustments                                 -                     -

16.7  SHARE OF NET PROFIT (LOSS)
      OF ASSOCIATES AND JOINT
      VENTURE ENTITIES                            -                     -
--------------------------------------------------------------------------------




+ See chapter 19 for defined terms.
================================================================================



MATERIAL INTERESTS IN ENTITIES WHICH ARE NOT CONTROLLED ENTITIES - N/A

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").

                           --------------------------   ------------------------
NAME OF ENTITY             Percentage of ownership        Contribution to net
                           interest held at end of        profit (loss)
                           period or date of              (item  1.9)
                           disposal
-------------------------- --------------------------   ------------------------
17.1  EQUITY ACCOUNTED     Current    Previous          Current    Previous
      ASSOCIATES AND       period     corresponding     period     corresponding
      JOINT VENTURE                   period            $A'000     period $A'000
      ENTITIES             ---------  ---------------   ---------  -------------



-------------------------- ---------  ---------------   ---------  -------------

17.2  TOTAL
-------------------------- ---------  ---------------   ---------  -------------

17.3  Other material
      interests
-------------------------- ---------  ---------------   ---------  -------------

17.4  TOTAL
-------------------------- ---------  ---------------   ---------  -------------




+ See chapter 19 for defined terms.
================================================================================



ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD
Description includes rate of interest and any redemption or conversion rights together with prices and dates.


                           -----------  ----------- ------------- --------------
                           Total        Number      Issue price    Amount
                           number       quoted      per security   paid up
CATEGORY OF +SECURITIES                             (see note 14)  per security
                                                    (cents)        (see note 14)
                                                                   (cents)
                           -----------  ----------- ------------- --------------
18.1 PREFERENCE
    +SECURITIES
    (description)               -            -             -            -
                           -----------  ----------- ------------- --------------
18.2 Changes during
     current period
     (a) Increases
         through
         issues
     (b) Decreases
         through
         returns of
         capital,
         buybacks,
         redemptions            -            -             -            -
-------------------------- -----------  ----------- ------------- --------------
18.3 +ORDINARY SECURITIES  241,357,429  241,357,429
                           -----------  ----------- ------------- --------------
18.4 Changes during
     current period
     (a) Increases
         through issues
     (b) Decreases
         through
         returns of
         capital,
         buybacks               -            -             -            -
-------------------------- -----------  ----------- ------------- --------------
18.5 +CONVERTIBLE  DEBT
     SECURITIES
     (description and
     conversion factor)         -            -             -            -
                           -----------  ----------- ------------- --------------
18.6 Changes during
     current  period
     (a) Increases
         through issues
     (b) Decreases
         through
         securities
         matured,
         converted              -            -             -            -
-------------------------- -----------  ----------- ------------- --------------
                                                       Exercise     Expiry date
                                                       price         (if any)
                                                    ------------- --------------
18.7 OPTIONS
     (description and
     conversion  factor)
     Executive Share
     Options                    -            -             -            -
                           -----------  ----------- ------------- --------------
18.8 Issued during
     current period
       Tranche 1            1,660,000        -          $4.54        30 Aug 04
       Tranche 2               50,000        -          $4.38         5 Nov 04
                           -----------  ----------- ------------- --------------
18.9 Exercised during
     current period             -            -             -            -
                           -----------  ----------- ------------- --------------
18.10 Expired during
      current period           50,000        -             -         31 Jan 02
-------------------------- -----------  ----------- ------------- --------------
18.11 DEBENTURES
      (totals only)             -            -
-------------------------- -----------  -----------
18.12 UNSECURED NOTES
      (totals only)             -            -
-------------------------- -----------  -----------




+ See chapter 19 for defined terms.
================================================================================




SEGMENT REPORTING

Information on the business and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Segment Reporting and for half year reports, AASB 1029: Interim Financial Reporting. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.

                             -----------------------   -------------------------
                                31 December 2001            31 December 2000
                             -----------------------   -------------------------
                               Segment     Segment       Segment       Segment
                               Revenue     Result        Revenue       Result
                                $000        $000          $000          $000
                             ---------    ----------   ----------  -------------
BUSINESS SEGMENTS:

Land based operations         310,029        75,748      312,927         84,210

Wide-area operations           59,549        10,950       51,277          4,894

Technology operations          28,811           650       23,977          1,473

Sportsbetting operations       11,824         4,928        8,043          2,909

Net Interest                    1,435       (10,199)       3,315        (10,394)

Unallocated                     6,198       (14,137)       6,576        (14,673)

Eliminations                  (10,704)          948      (10,344)           924

                             ---------    ----------   ----------  -------------
Consolidated                  407,142        68,888      395,771         69,343
                             =========    ==========   ==========  =============


Land based operations includes all hotel/casino related activities.

Wide-area operations includes all keno and gaming machine monitoring activities.

Technology operations includes AWA Technology Services and Jupiters Technology.

Consolidated segment result equates to profit from ordinary activities before income tax expense.

Goodwill attributable to the acquisition of the AWA group is not allocated.


COMMENTS BY DIRECTORS

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Interim Financial Reporting. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.




+ See chapter 19 for defined terms.
================================================================================



BASIS OF ACCOUNTS PREPARATION


19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final report.]


19.2 Material factors affecting the revenues and expenses of the economic entity for the current period, for example, in a half-yearly report, any seasonal or irregular factors affecting operations.

--------------------------------------------------------------------------------
Refer attached letter
--------------------------------------------------------------------------------


19.3 A description of each event since the end of the current period which has had a material effect and is not related to matters already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

--------------------------------------------------------------------------------
Nil
--------------------------------------------------------------------------------


19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

--------------------------------------------------------------------------------
Balance of franking account adjusted for franking credits which arise from the payment of income tax provided for in the financial statements and after deducting franking credits to be used in payment of respective dividends are projected to be $160.2 million (66 cents per share). Dividends to be paid in the next year are likely to be fully franked.
--------------------------------------------------------------------------------


19.5 Changes in accounting policies and estimation methods since the last annual report are disclosed as follows. (Disclose changes in the half yearly report in accordance with AASB 1029: Interim Financial Reporting. Disclose changes in accounting policies in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure).

--------------------------------------------------------------------------------
INTEREST BEARING LIABILITIES DENOMINATED IN FOREIGN CURRENCY
In accordance with AASB 1012 : Foreign Currency Translation, from 31 December 2001, interest bearing liabilities (unsecured notes) denominated in foreign currency have been translated to Australian currency at the exchange rate applicable at period end. At 31 December 2001, the associated cross currency interest rate swap has been recognised as a non-current asset of $48.8 million. There is no impact on net profit or net indebtedness from this change in basis of presentation.
--------------------------------------------------------------------------------


19.6 Revisions in estimates are disclosed as follows. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

--------------------------------------------------------------------------------
NIL
--------------------------------------------------------------------------------


19.7 Changes in contingent liabilities or assets are disclosed as follows: For half yearly reports, disclose changes in contingent liabilities and contingent assets since the last + annual report.

--------------------------------------------------------------------------------
N/A
--------------------------------------------------------------------------------




+ See chapter 19 for defined terms.
================================================================================



ADDITIONAL DISCLOSURE FOR TRUSTS



20.1  Number of units held by the management     -------------------------------
      company or responsible entity or their                   N/A
      related parties.                           -------------------------------



20.2  A  statement of the fees and               -------------------------------
      commissions payable to the management
      company or responsible entity.

      Identify:
       - initial service charges
       - management fees                                        N/A
       - other fees                              -------------------------------



ANNUAL MEETING
(Preliminary final report only)

The annual meeting will be held as follows:
                                                 -------------------------------
Place                                                         -
                                                 -------------------------------
Date                                                          -
                                                 -------------------------------
Time                                                          -
                                                 -------------------------------
Approximate date the +annual report
will be available                                             -
                                                 -------------------------------



COMPLIANCE STATEMENT

1 This report has been prepared in accordance with AASB Standards, AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

                                                 -------------------------------
     Identify other standards used                            N/A
                                                 -------------------------------

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies. (Tick one)

         _____                                 _____
           X     The +accounts have                    The +accounts have
         _____   been audited.                 _____   been subject to review.

         _____                                 _____
                 The +accounts are in                  The +accounts have
         _____   the process of being          _____   not yet been audited
                 audited or subject                    or reviewed.
                 to review.




+ See chapter 19 for defined terms.
================================================================================




5    The audit report is attached to this report

6    The entity has a formally constituted audit committee.



Sign here:      ----------------------         Date: 11 February 2002
                 (Company Secretary)

Print name:     LAURENCE MARTIN CARSLEY



NOTES

1. FOR ANNOUNCEMENT TO THE MARKET The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. TRUE AND FAIR VIEW If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3.   CONSOLIDATED PROFIT AND LOSS ACCOUNT

     Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in AASB 1004: Revenue, and AASB 1018:
                Statement of financial performance.

     Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. INCOME TAX If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax prima facie payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.




+ See chapter 19 for defined terms.
================================================================================



5.   CONSOLIDATED BALANCE SHEET

     FORMAT The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of AASB 1029:Interim Financial Reporting, and AASB 1040:
     Statement of Financial Position. Banking institutions, trusts and financial Institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

     BASIS OF REVALUATION If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of AASB 1010: Accounting for the Revaluation of Non-Current Assets. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. CONSOLIDATED STATEMENT OF CASH FLOWS For definitions of "cash" and other terms used in this report see AASB 1026: Statement of Cash Flows. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of AASB 1026. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. NET TANGIBLE ASSET BACKING Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are not required to state a net tangible asset backing per +ordinary security.

8. GAIN AND LOSS OF CONTROL OVER ENTITIES The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. ROUNDING OF FIGURES This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. COMPARATIVE FIGURES Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.




+ See chapter 19 for defined terms.
================================================================================



11. ADDITIONAL INFORMATION An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Acts must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. ACCOUNTING STANDARDS ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. CORPORATIONS ACTS FINANCIAL STATEMENTS This report may be able to be used by an entity required to comply with the Corporations Acts as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. ISSUED AND QUOTED SECURITIES The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. DETAILS OF REVENUE AND EXPENSES AASB1018: Statement of Financial Performance requires disclosure of revenue and expenses from ordinary activities according to either their nature or function. Other accounting standards acceptable to ASX contain similar disclosure requirements. In line item 1.27 entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts. The information in lines 1.24 to 1.31 may be provided in an attachment to Appendix 4B.

     RELEVANT ITEMS AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is relevant in explaining the financial performance of the reporting entity. The term "relevance" is defined in AASB 1018. There is an equivalent requirement in AASB 1029: Interim Financial Reporting. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. $ DOLLARS If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.




+ See chapter 19 for defined terms.
================================================================================



17.  DISCONTINUING OPERATIONS

     Half yearly report

     All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

     Preliminary final report

     Entities which adopt AASB 1042 prior to its operative date and all entities for financial years beginning on or after 30 June 2002, must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042.

     In any case the information may be provided as an attachment to this Appendix 4B.


18.  FORMAT

     This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.





+ See chapter 19 for defined terms.

================================================================================
================================================================================



                       MANAGEMENT'S DISCUSSION & ANALYSIS

                        SIX MONTHS ENDED 31 DECEMBER 2001


OVERVIEW

The net profit for the six months ended 31 December 2001 was $36.2 million, a decrease of $6.2 million or 14.6% on the $42.4 million for the previous corresponding period ("pcp"). Impacting this result is a provision of $10.0 million that has been raised against the possibility of an unfavourable outcome of a court appeal concerning the tax deductibility of certain rentals paid in connection with the lease of the Brisbane hotel/casino complex. Also, an above theoretical win rate on commission premium play business provided approximately $2.7 million in additional after tax earnings (pcp $9 million). However, excluding the effects of these two individually significant items, underlying net profit for the six months ended 31 December 2001 was $43.5 million, an increase of $10.1 million or 30.2% on the $33.4 million for the pcp (ie. Normalised Basis). The following analysis considers results on both an actual and a Normalised Basis to assist in understanding the performance of the Company's underlying business.

Actual operating revenue of $405.7 million grew 3.4% or $13.3 million from $392.4 million for the pcp. On a Normalised Basis, operating revenue was $400.5 million which grew 6.5% or $24.5 million from $376.0 million for the pcp. Supporting this increase were improvements in Keno and Centrebet revenues of $8.2 million and $3.8 million respectively and a strengthening in casino revenues of $7.4 million.

Actual earnings before interest, income tax, depreciation and amortisation (EBITDA) for the period were $105.7 million, compared with the $106.8 million for the pcp. On a Normalised Basis, EBITDA increased by $8.7 million which was primarily attributable to the Company's Keno, Monitoring and Centrebet businesses.

The company tax rate for the six months ended 31 December 2001 reduced to 30% compared to 34% in the pcp. Assuming the tax rate had not changed, income tax expense for the six months ended 31 December 2001 would have been higher by $2.8 million (Normalised Basis: $2.6 million).

The Company's credit ratios remain conservative, as measured by the net debt to shareholders' equity ratio of 23.5% and interest cover of 10.4 times for the six months ended 31 December 2001. Return on equity for the six months ended 31 December 2001 was 11.5% annualised compared to 14.1% for the pcp. On a Normalised Basis, return on equity for the six months ended 31 December 2001 would be 13.9% compared to 11.1% for the pcp.


================================================================================


FINANCIAL RESULTS
SIX MONTHS ENDED 31 DECEMBER ($ Million)

                                       ACTUAL                   NORMALISED(i)
                                 2001          2000          2001          2000

    Casino revenue              246.4         250.2         241.2         233.8
    Hotel revenue                63.7          62.7          63.7          62.7
                               -------       -------       -------       -------
Land based operations           310.1         312.9         304.9         296.5
Wide area operations(ii)         57.9          48.5          57.9          48.5
Technology operations(iii)       20.2          16.6          20.2          16.6
Sportsbetting operations         11.8           8.0          11.8           8.0
Unallocated                       5.7           6.4           5.7           6.4
                               -------       -------       -------       -------

Operating revenue               405.7         392.4         400.5         376.0

Employee related expenses      (115.8)       (111.6)       (115.8)       (111.6)
Gaming & wagering
taxes/contribution (iv)         (54.8)        (54.8)        (54.3)        (53.0)
Marketing expenses              (46.5)        (38.6)        (45.9)        (38.6)
Cost of goods sold (v)          (14.2)        (14.1)        (14.2)        (14.1)
Management fee                  (10.3)        (10.8)        (10.0)         (9.8)
Property operations
and energy costs                (10.7)        (10.2)        (10.7)        (10.2)
Keno commissions                (11.8)        (10.8)        (11.8)        (10.8)
Other expenses                  (35.9)        (34.7)        (35.9)        (34.7)
                               -------       -------       -------       -------

EBITDA                          105.7         106.8         101.9          93.2

Depreciation & amortisation     (26.6)        (27.1)        (26.6)        (27.1)
Net interest expense
& finance charges               (10.2)        (10.4)        (10.2)        (10.4)
                               -------       -------       -------       -------
Profit from
ordinary activities              68.9          69.3          65.1          55.7

Income tax expense(vi)          (31.9)        (25.7)        (20.8)        (21.1)
                               -------       -------       -------       -------
Net profit before
outside equity interests         37.0          43.6          44.3          34.6
 Outside equity interests        (0.8)         (1.2)         (0.8)         (1.2)
                               -------       -------       -------       -------
Net profit                       36.2          42.4          43.5          33.4
                               =======       =======       =======       =======


(i) excludes effect of above theoretical win on commission play business and excludes the provision for potential adverse outcome of court appeal re Conrad Treasury rentals of $10.0 million (2000: Nil)
(ii)  includes all keno and gaming machine monitoring activities
(iii) includes AWA Technology Services and Jupiters Technology
(iv) includes community benefit contribution of $2.5 million (2000: $2.5 million)
(v)   relates to sale of food, beverage and gaming equipment
(vi) actual includes provision for potential adverse outcome of court appeal re Conrad Treasury rentals of $10.0 million (2000: Nil)


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Statistics:
                                       ACTUAL                   NORMALISED(i)
                                 2001          2000          2001          2000
EBITDA as a percentage
of operating revenue             26.1%         27.2%         25.4%         24.8%
Earnings per share (cents)       15.0          17.6          18.0          13.8
Dividend per share
(cents) - 100% franked           10.0           9.0

DIVIDEND

The Directors of Jupiters Limited have declared an interim fully franked dividend for the six months ended 31 December 2001 of 10 cents per share representing an increase of 1 cent per share, or 11.1%, over the interim dividend for the pcp of 9 cents per share.

EBITDA BUSINESS SEGMENT ANALYSIS ($ Million)

Internally, management strategically analyses the Company's performance on a business segment basis. Consolidated EBITDA is analysed on that basis as follows:

                                       ACTUAL                   NORMALISED
                                 2001          2000          2001          2000

Land based operations            89.2          98.5          85.4          84.9
Wide-area operations             18.0          13.7          18.0          13.7
Sportsbetting operations          6.3           4.2           6.3           4.2
Technology operations             0.4          (0.4)          0.4          (0.4)
Unallocated                      (8.2)         (9.2)         (8.2)         (9.2)
                               -------       -------       -------       -------
EBITDA                          105.7         106.8         101.9          93.2
                               -------       -------       -------       -------

CASINO REVENUE

Actual casino revenue decreased by $3.8 million, or 1.5%, to $246.4 million for the six months ended 31 December 2001. On a Normalised Basis, casino revenue increased by $7.4 million, or 3.1%, to $241.2 million for the six months ended 31 December 2001.

Actual Club Conrad's commission business revenue increased 14% over the previous period due to an increase in business volumes (front money up 40%) over the pcp and above theoretical win rates continuing to be achieved. On a Normalised Basis, Club Conrad's commission business revenue increased 67% over the pcp. Revenue earned from this business segment remains in the range of 10%-15% of the Company's revenue.

Club Conrad non-commission premium play revenues remained flat in the south east Queensland properties. Jupiters Townsville Casino does not participate in premium play business.

Revenue from gaming machines overall fell 4.3% compared to the pcp. However, there was significant variation between the three properties with Conrad Jupiters maintaining revenue


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despite the difficult environment. The overall reduction is indicative of the continuing competitiveness of product offered by clubs and hotels and regulatory changes introduced by the Queensland Government in December 2001 limiting denominations that may be processed through gaming machine note acceptors. The Company will meet this challenge through a significant investment in new gaming machine product and the implementation of the Cougar machine monitoring system (developed by Jupiters Technology). It is anticipated that approximately 890 new machines will be installed by 30 June 2002. During the six months ended 31 December 2001, 101 machines were converted (ie. upgrading of existing equipment) and 37 new machines were acquired across all three properties. The net increase in machine numbers was 9 at these properties. There are now 1,197 gaming machines at Jupiters, 1,216 at Treasury and 255 at Townsville.

Main floor table game revenues decreased in all properties at a combined rate of 4.2% compared to the pcp.

HOTEL REVENUE

Total hotel revenue increased by $1.0 million, or 1.6%, to $63.7 million compared to the pcp of $62.7 million supported primarily by the success of the stage show, Hidden Palace, at Conrad Jupiters. Combined room revenue for three properties was in line with the pcp and was achieved through a 3.6% increase in the average room rate offset by a 1.9% reduction in average occupancy from 61.0% in the pcp to 59.8%. Since September 2001, tourism driven occupancy was impacted by the collapse of Ansett Airlines and the terrorist attacks in the USA, particularly at Jupiters Townsville. Corporate business at Conrad Treasury continued to grow. The focus for the year ending 30 June 2002 continues to be on yield for hotel rooms.

CONRAD JUPITERS, GOLD COAST

Actual operating revenues at Conrad Jupiters increased by $1.2 million, to $163.2 million for the six months ended 31 December 2001 compared to $162.0 million for the pcp. On a Normalised Basis, operating revenues at Conrad Jupiters increased by 6.6% compared to the pcp.

The new Club Conrad opened in September 2001 at a cost of $17 million. The enhanced facilities include private gaming rooms, in-house dining facilities and 35 gaming tables. The new facilities are being well received and are enhancing Conrad Jupiters' position in the premium player market. They will significantly increase the property's capacity to service customers during peak periods, such as Chinese New Year.

Food and beverage operations improved as the pcp had been impacted by competition for the leisure dollar from the Sydney 2000 Olympic Games.

Casino patronage was approximately 11,000 per day (previous period 11,500) however, the average main floor spend per patron remained in line with the previous period.


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Despite the reduction in patronage, increasing competition and the introduction of new limitations on note acceptors, gaming machine revenue was consistent with the pcp. It is anticipated that approximately 385 new machines will be installed at this property in the second half of 2001/02.

Hotel room revenue was in line with the previous year, supported by a 4.3% improvement in average room rate which was offset by a reduction in the average occupancy from 61.1% in the pcp to 59.4%.

GC2000

GC2000 is a series of projects aimed at improving the efficiency, capacity and appeal of the Gold Coast property.

Initial works included the reconfiguration and relocation of the Keno area of the main gaming floor, conversion of Fortunes Nightclub to a new Club Conrad premium player facility, a new 517 space carpark and a refurbishment of the "old" Club Conrad to accommodate a club-style facility for premium gaming machine players. 131 additional gaming machines are being installed in the new Gold Suite facility, which will open in the June 2002 half.

Other GC2000 projects are currently under review and will be subject to the company's strict return on investment policies.

CONRAD TREASURY, BRISBANE

Actual operating revenues at Conrad Treasury decreased by $3.1 million, or 2.4% to $126.3 million for the six months ended 31 December 2001 compared to $129.4 million for the pcp. On a Normalised Basis, operating revenues at Conrad Treasury were consistent with the pcp.

Casino patronage was approximately 9,000 per day (pcp 10,000) with the average main floor spend per patron improving slightly on the pcp.

Gaming machine revenue decreased 7.7% over the pcp affected by competition and new limitations on note acceptors. As noted above, the Company will address this with a significant investment in new gaming machines and the implementation of the Cougar machine monitoring system. It is anticipated that approximately 400 new machines will be installed at this property before 30 June 2002.

Hotel room revenue continued to grow, with occupancy increasing to 76.4% (pcp:
71.9%) and the average room rate also increasing.

JUPITERS TOWNSVILLE HOTEL & CASINO

Operating revenues at Jupiters Townsville decreased by $1.0 million, or 4.6% to $20.6 million for the six months ended 31 December 2001 compared to $21.6 million for the pcp.


================================================================================


Gaming machine revenue decreased 5.0% over the pcp affected by local competition and new limitations on note acceptors. The property is planning a significant investment in new gaming machines and the implementation of a new machine monitoring system in the second half of 2001/02. It is anticipated that approximately 104 new machines will be installed at this property by June 30, 2002.

Hotel room revenue, which is largely tourism based, fell 5.4% compared to the pcp.

GOLD COAST CONVENTION & EXHIBITION CENTRE

Construction commenced on the site of the Gold Coast Convention and Exhibition Centre on Monday, 11 February 2002. Completion is scheduled for mid 2004. A considerable number of reservations for the second half of 2004 and beyond have already been received.

NON-CASINO OPERATIONS

Revenue earned by non-casino operations of $95.6 million was 23.6% of the actual operating revenue of the Company (23.9% on a Normalised Basis) compared to $79.5 million (20.3%) in the pcp. This is illustrative of the Company's strategy of diversification beyond land based casinos.

Jupiters provides keno to approximately 1,900 outlets in Queensland and New South Wales. Keno turnover in Queensland for the six months ended 31 December 2001 was $131.2 million (pcp: $110.0 million) and in NSW was $176.3 million (pcp: $175.0 million). The increase in turnover for the Queensland game is attributed to the success of the new bet type "Heads or Tails?" launched in November 2000. Recent relaxation of legislative restrictions over enhancements to the New South Wales game is expected to contribute to growth of turnover in that state.

Centrebet generated revenue of $11.8 million for the six months ended 31 December 2001, an increase of $3.8 million or 48% compared to $8.0 million for the pcp. The growth in international sportsbetting resulted in turnover of $179.6 million in the period, an increase of 63% over the pcp.

Monitoring of gaming machines in clubs and hotels in Queensland generated revenue of $8.2 million during the six months ended 31 December 2001, compared with $7.0 million for the pcp. The Company's market share continues to sit just below the regulated maximum level of 40%.

AWA Technology Services division is the largest independent third party maintenance service provider to the IT and gaming industries in Australia and earned revenue of $20.0 million for the six months ended 31 December 2001, an increase of $3.8 million on the pcp.

EXPENSES

Actual operating expenses (including gaming and wagering taxes/contribution) were $300.0 million compared to $285.6 million in the pcp, an increase of $14.4 million or 5.0%. On a


================================================================================


Normalised Basis, operating expenses were $298.6 million compared to $282.8 million in the pcp, an increase of $15.8 million or 5.6%. The majority of the increase is attributable to increased spend on marketing activities for the casino properties.

Depreciation and amortisation expense was $26.6 million, consistent with the pcp of $27.1 million.

Net interest and finance charges totalled $10.2 million, (pcp: $10.4 million). During the six months ended 31 December 2001, the Group retired $50.4 million of bank debt.




JUPITERS LIMITED
11 FEBRUARY 2002


For further information contact:
Mr Rob Hines, Managing Director & Chief Executive Officer
Phone: (07) 5584 8900




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